SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30495]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

April 26, 2013

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of April 2013. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on May 21, 2013, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Exemptive Applications Office, 100 F Street, NE, Washington, DC 20549-8010.

2009 Dole Food Automatic Common Exchange Security Trust [File No. 811-22342]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On November 1, 2012 and November 29, 2012, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses incurred in connection with the liquidation were paid by David H. Murdock as trustee of the David H. Murdock Living Trust.

Filing Dates: The application was filed on March 13, 2013, and amended on April 2, 2013.

Applicant's Address: c/o U.S. Bank National Association, Corporate Trust Services, 633 West 5th St., 24th Floor, LM-CA T24T, Los Angeles, CA 90071.

Ameristock Mutual Fund Inc. [File No. 811-9090]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds, and on January 11, 2013, made a final distribution to its shareholders based on net asset value. Expenses of approximately $1,247,282 incurred in connection with the reorganization were paid by Drexel Hamilton Investment Partners, LLC, investment adviser to the acquiring fund, and Ameristock Corporation, applicant's investment adviser.

Filing Dates: The application was filed on February 19, 2013, and amended on April 11, 2013.

Applicant's Address: 1320 Harbor Bay Pwky., Suite 145, Alameda, CA 94502.

Morgan Stanley Mid Cap Growth Fund [File No. 811-3639]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Mid Cap Growth Portfolio, a series of Morgan Stanley

Institutional Fund Trust, and on October 29, 2012, applicant made a final distribution to its shareholders based on net asset value. Expenses of approximately $326,809 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on March 22, 2013.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Ave., New York, NY 10036.

Morgan Stanley Global Strategist Fund [File No. 811-5634]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Global Strategist Portfolio, a series of Morgan Stanley Institutional Fund Trust and, on October 29, 2012, made final distribution to its shareholders based on net asset value. Expenses of approximately $399,385 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on March 22, 2013.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Ave., New York, NY 10036.

Morgan Stanley International Fund [File No. 811-9081]
Morgan Stanley International Value Equity Fund [File No. 811-10273]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. The applicants have transferred their assets to Active International Allocation Portfolio and International Equity Portfolio, each a series of Morgan Stanley Institutional Fund, Inc. and, on October 29, 2012, made a final distribution to their shareholders based on net asset value. Expenses of approximately $224,591 and $375,957, respectively, incurred in connection with the reorganizations were paid by applicants.

Filing Date: The applications were filed on March 22, 2013.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Ave., New York, NY 10036.

Central Park Group Multi-Event Fund [File No. 811-21984]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 31, 2012, applicant made a final liquidating distribution to its shareholders, based on net asset value. Expenses of $11,000 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on March 25, 2013.

Applicant's Address: c/o Central Park Advisers, LLC, 805 Third Ave, New York, NY 10022.

Excelsior Multi-Strategy Hedge Fund of Funds (TI 2), LLC [File No. 811-22317]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 15, 2013, applicant made a final liquidating distribution to its shareholders, based on net asset value. Expenses of $25,000 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on April 5, 2013.

Applicant's Address: 225 High Ridge Rd., Stamford, CT 06905.

John Hancock Flexible Income Opportunities Fund [File No. 811-22587]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to engage in business of any kind.

Filing Date: The application was filed on April 8, 2013.

Applicant's Address: 601 congress St., Boston, MA 02210.

Diamond Hill Financial Trends Fund, Inc. [File No. 811-5734]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 22, 2013, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant represents that fewer than one percent of its shareholders have not yet received distributions in complete liquidation of their interests. The paying agent, Computershare Share Owners Services, LLC, is holding funds for these shareholders until they surrender their physical share certificates. Expenses of $202,616 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on April 10, 2013.

Applicant's Address: 325 John H. McConnell Blvd., Suite 200, Columbus, OH 43215.

Performance Funds Trust [File No. 811-6603]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to corresponding series of Money Market Obligations Trust, Federated Equity Funds, Federated Total Return Series, Inc. and Federated U.S. Government Securities Fund: 1-3 Years and, on September 21, 2012, made a final distribution to its shareholders based on net asset value. Expenses of $666,121 incurred in connection with the

reorganization were paid by Trustmark Investment Advisors, Inc., applicant's investment adviser.

Filing Date: The application was filed on April 2, 2013.

Applicant's Address: 3435 Stelzer Rd., Columbus, OH 43219.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Kevin M. O'Neill
Deputy Secretary